AP 3/28

AP 3/8

12013034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7105 East Admiral Place Suite 220
(No. and Street)

Tulsa (City) Oklahoma (State) 74115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aron Spears 918-585-8150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson & Company, PC
(Name – *if individual, state last, first, middle name*)

3608 NW 58th Street (Address) Oklahoma City (City) Oklahoma (State) 73112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Beverly L. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOLLY F. DAVIS
Notary Public in and for the State of Oklahoma
Commission #07002175
My Commission expires 3/02/2015
NOTARY SEAL PUBLIC

Beverly L. Young
Signature

President
Title

Holly F. Davis 07002175
Notary Public
my commission expires 03/02/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baytide Securities Corporation

Financial Statements
and
Independent Auditors' Report

December 31, 2011

JOHNSON & COMPANY
JAMES DEE
CERTIFIED PUBLIC ACCOUNTANTS P.C.

Contents

James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

INDEPENDENT AUDITORS' REPORT

Board of Directors
Baytide Securities Corporation

We have audited the accompanying statement of financial condition of Baytide Securities Corporation (a wholly owned Subsidiary) as of December 31, 2011 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 21, 2012

Baytide Securities Corporation
Statement of Financial Condition
December 31,2011

Assets

Current Assets		
Cash and cash equivalents	$	51,923
Marketable securities, at fair value		7,353
Total current assets		59,276
PROPERTY AND EQUIPMENT		
OTHER ASSETS		
Prepaid Insurance		415
TOTAL OTHER ASSETS	$	59,691
Liabilities & Stockholders' Equity		
Current Liabilities		
Accounts Payable	$	14,694
Total current liabilities		14,694
LONG-TERM LIABILITIES		
Total Liabilities		14,694
Stockholders' Equity		
Common Stock, $1 par value, 21,000 shares authorized, 11,000 shares issued and outstanding		11,000
Additional paid in capital		184,160
Deficit in Retained Earnings		(150,163)
Total Stockholders' Equity		44,997
	$	59,691

The accompanying notes are an integral part of these financial statements

Baytide Securities Corporation
Statement of Operations

For the year ended December 31,2011

Revenues		-
Operating Expenses		
General and administrative expenses	$	14,816
Filing and other fees		
Professional services		11,890
Total Operating Expenses		26,706
Operating Income (Loss)		(26,706)
Other Income (Expense)		
Interest Income		30
Income - Dividends		-
Unrealized Gain on Stock Valuat		230
Total Other Income (Expense)		260
Net Income (Loss) Before Taxes		(26,446)
Income taxes		26,446
Net Income (Loss)	$	(26,446)

The accompanying notes are an integral part of these financial statements

Baytide Securities Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended December 31,2011

Paid-in Earnings
Capital

	Common S		Additional Paid -in Capital	Retained Earnings	
	Shares	Amount	Amount	Amount	Total
Beginning Balances	11,000.00	11,000.00	159,160.00	(123,717.00)	46,443.00
Net Income (Loss)				(26,446.00)	(26,446.00)
Capital Contributions			25,000.00		25,000.00
Ending Balances	11,000.00	11,000.00	184,160.00	(150,163.00)	44,997.00

The accompanying notes are an integral part of these financial statements

Bay tide Securities Corporation

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2011

Balance at beginning of the year	$	-
Additions		-
Retirements		-
Balance at end of year		-

The accompanying notes are an integral part of these financial statements

Baytide Securities Corporation
Statement of Cash Flows

For the Year Ended December 31,2011

CASH FLOWS FROM OPERATING ACTIVITIES	$	-26,446
Net Income (Loss)		
Adiustments to reconcile Net Income (Loss) to net Cash provided by (used in) operatinq activities:		-
Unrealized (Gain) Loss on marketable securities		230
Decrease (Increase) in Operating Assets:		
Prepaid insurance		499
Accounts receivable		
Increase (Decrease) in Operatinq Liabilities:		
Accrued Liabilities		5,922
Total Adjustments		6,651
Net Cash Provided Bv (Used in) Operating Activities		-19,795
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided By (Used In) Investing Activities		
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Capital Contributions		25,000
Net Cash Provided By (Used In) Financing Activities		25,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		5,532
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		46,391
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	51,923

The accompanying notes are an integral part of these financial statements

Baytide Securities Corporation
Notes to Financial Statements
December 31, 2011

1. Organization and Nature of Business

The Company is an Oklahoma Corporation that is a wholly-owned subsidiary of Baytide Petroleum, Inc. (Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The company is engaged in the sale of limited partnership interest, principally in partnerships in which its Parent Company acts as general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. The Company has not had any significant operating activity since 1987.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer dealing in limited partnership interests, private placements and selling of oil and gas interest. The Company recognizes revenue on sales commissions on placement of these various interests and the closing of the programs or branches.

Marketable Securities

Marketable securities (Level 1 assets- assets trading on active markets) are valued at market value, and securities not readily marketable (level 2 assets) are valued at fair value as determined by management applying FASAB ASC 820. Currently the company owns no level 2 assets.

Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Income Taxes

The Company files its tax return separately from its parent. The company recognizes its gains and losses on investments for tax purposes under the mark to market rule for Broker and Dealers in Securities. Deferred tax assets for NOLs are recorded based upon the likely hood of the asset being realized.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Baytide Securities Corporation
Notes to Financial Statements
December 31, 2011

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

3. Postretirement Benefit Plans

The Company does not provide health and life insurance benefits to retired employees.

4. Related Party transactions

The Company shares office facilities and personnel with its Parent. The Company has recorded Rent of $3,600, Utilities of $1, 200 and administrative overhead expense of $6,000 for the year of 2011. As of the end of the year the Company reflected a payable to its Parent for $13,335.

5. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $42,575, which was $37,575 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .35 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(i) of this rule.

7. Income Taxes

The company has net operating loss carryforwards of approximately $125,000 which may be used to offset future taxable income. These loss carryforwards will begin expiring in 2014.

No deferred tax asset has been recorded for the NOL due to the uncertainty of realizing the future benefit. The company uses an effective tax rate of 20% in calculating its deferred tax assets and liabilities.

8. Subsequent Events

In accordance with FASB Accounting Standards Codification Topic 855, Subsequent Events, the company evaluated subsequent events through February 21, 2012, which is the date these financial statements all subsequent events requiring recognition as of December 31, 2011, have been incorporated into these financial statements herein.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2011

Baytide Securities Corporation
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Computation of Net Capital

Total ownership equity qualified for net Capital		$ 44,997
Add		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		44,997
Deductions and/or charges		
Non-allowable assets		
Prepaid insurance	$ 415	
		415
Net capital before haircuts on securities positions		44,582
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):		
Exempt securities	$ -	
Other securities	1,103	
Other	904	
		2,007
Net capital		$ 42,575
Aggregate Indebtedness		
Items included in statement of condition		
Accounts payable / Accrued interest		$ 14,694
Total Aggregate indebtedness		$ 14,694
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 980
Minimum Dollar Net capital requirement of reporting broker or dealer		$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)		$ 5,000
Net capital in excess of minimum required		$ 37,575
Excess net capital at 1000%		$ 41,105
Ratio: Aggregate indebtedness to net capital		35%
Reconcilation with Company's Computation		
Net capital per Company Focus		43,281
No adjustments		-
Net Capital Per Audit Report		43,281

Schedule II

Baytide Securities Corporation
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), under which the company carries no customer margin accounts and who promptly transmits all customer funds and all securities received in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all transactions between the broker and their customers through one or bank accounts, designated as "Special Account for the Exclusive Benefit of the Customer".

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2011

James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Baytide Securities Corporation

In planning and performing our audit of the financial statements of Baytide Securities Corporation (the Company), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and Comparisons, and the recordation of differences required by rule 1 7a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James D. Jimerson + Company

Oklahoma City, Oklahoma
February 21, 2012

James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

To the Board of Directors of Baytide Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Baytide Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Baytide Securities Corporation compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Baytide Securities Corporation's management is responsible for the Baytide Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register and check clearing the bank noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which include the income statement supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the From SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James Dee Johnson & Company

February 21, 2012
Oklahoma City, Oklahoma

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended Dec. 31, 20 11.
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025570 FINRA DEC
BAYTIDE SECURITIES CORP 20*20
7105 E ADMIRAL PL
TULSA OK 74115-8712

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Aron Spears 918-585-8150

2. A. General Assessment (item 2e from page 2) $ .07
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   Date Paid
   C. Less prior overpayment applied (<273.34>)
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ <273.27>
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $
   H. Overpayment carried forward $(<273.27>)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Baytide Securities Corp
(Name of Corporation, Partnership or other organization)
[signature]
(Authorized Signature)
Controller
(Title)

Dated the 21 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 259
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	(230)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 29
2e. General Assessment @ .0025	$ .07

(to page 1, line 2.A.)